Exhibit 99.16

Investor hits bank over directors’ compensation

Filing is latest salvo in running feud over how Sovereign is run

By Chris Reidy, Globe Staff  |  July 8, 2005

A large shareholder blasted Sovereign Bancorp for paying its board of directors “enormously excessive” compensation packages that were worth $313,000 apiece last year.

Yesterday’s regulatory filing by the shareholder, Relational Investors of San Diego, was the latest salvo in its ongoing argument with Sovereign over how the bank is run. Relational Investors said nonemployee directors “received more total pay than any director of any company in the entire banking industry, including companies like Citigroup Inc., which is approximately 27 times the company’s size in terms of assets.”

Citigroup directors who are not employed by the company are eligible to receive an annual cash retainer of $75,000 and a deferred stock award of $150,000, according to a Citigroup proxy statement.

Mark McCollom, Sovereign’s chief financial officer, said the company had already begun reviewing how it compensates the board of directors before Relational Investors began publicly criticizing the bank a few months ago. The compensation system is part of a 10-year program that is about to expire, he said.

“We respect input from our shareholders on how we can become a better company,” McCollom said. “We’ll listen closely to what they have to say.”

Sovereign, which is based in Pennsylvania, has a large presence in Massachusetts.

A call to Relational Investors was not returned, but it has said that if its demands for changes at the bank are not met, it plans to challenge future director candidates nominated by Sovereign.

According to Relational Investors, Sovereign shares have “persistently traded at a severe discount to those of the company’s peers.” Poor corporate governance and “a chronic lack of credibility with analysts and institutional investors” are among the problems, it said, and Sovereign has a history of focusing on growth at the expense of improving operations.

Sovereign officials said yesterday’s filing merely repeated earlier criticisms chairman and chief executive Jay Sidhu addressed in a May 26 statement.

Sidhu, the only Sovereign employee on the current seven-member board, said then that over the past 10 years the bank “has delivered over 280 percent in total stock appreciation compared to about 204 percent for the S&P 500 bank index and about 123 percent for the S&P 500.”

Sidhu also noted Sovereign’s long history of strong corporate governance.

Relational Investors said the way that Sovereign compensates its directors creates a conflict of interest between board members’ personal financial interests “and the interests of the company and its shareholders.”

According to Relational Investors’ filing, the board “established and benefited from compensation targets that were set below the financial targets disclosed to shareholders for fiscal years 2004 and 2005.”

The board also approved a switch from bonus payments based on stock to a “less risky cash payment program,” Relational Investors said.

Sovereign’s McCollom said directors’ compensation is mostly based on stock, but declined to comment on many of Relational Investors assertions. According to Relational Investors, the board OK’d a “two-class director compensation program under which the first class of directors enjoy the full benefit of company’s historical pay program,” including the bonus program.

Relational Investors said that during their first five years on the board, “the second class of directors receive an annual retainer of $63,000 and customary meeting fees” that amount to about 25 percent of “what the first-class directors receive.”

But in its filing, Relational Investors said the two-class program only applies to board member Marian L. Heard because she was appointed after it was adopted. Heard is the former chief executive of the United Way of Massachusetts Bay. An attempt to reach Heard was unsuccessful.

On May 25, two days after Relational Investors met with Sovereign’s board to express its concerns, Sovereign disclosed in regulatory filings that the board had eliminated “the discriminatory aspect of their directors’ compensation program,” Relational said. But Sovereign did not change the “excessive amount of the director compensation program or eliminate the objectionable linkage between executive and director bonuses.”

Sidhu has said that when Sovereign completes its review of its compensation practices, it “will have in place compensation programs that we believe will be state of the art.”

Chris Reidy can be reached at reidy@globe.com.

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